Prospectus Supplement No. 4 (to Prospectus dated November 10, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-258993

201,218,630 Shares of Class A Common Stock

Up to 284,070,555 Shares of Class A Common Stock

Issuable Upon Exercise of the Warrants and Conversion of the SPA Notes

Up to 276,131 Private Warrants

This prospectus supplement updates and supplements the prospectus dated November 10, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-258993). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2022 (the “Current Report”), other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 24,353,356 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) 27,733,421 shares of the Class A common stock, par value $0.0001 per share, of Faraday Future Intelligent Electric Inc. (“FFIE” and such Class A common stock, the “Class A Common Stock”) originally purchased in the PIPE Financing (as defined in the Prospectus) by certain of the selling securityholders named in the Prospectus (the “Selling Securityholders”) at a purchase price of $10.00 per share, (ii) 213,366 Founder Shares (as defined in the Prospectus) by certain of the Selling Securityholders previously acquired by our predecessor’s sponsor at an effective purchase price of $0.0043 per share, (iii) 170,131 shares of Class A Common Stock issued to designees of EarlyBirdCapital, Inc. as underwriters’ compensation in connection with the initial public offering of Property Solutions Acquisition Corp. (“PSAC”) at an effective purchase price of $0.0041 per share, (iv) 586,000 shares of Class A Common Stock issued on July 22, 2022 as consideration for consulting and advisory services pursuant to an omnibus transaction services fee agreement and acknowledgement, as amended, with Riverside Management Group in connection with the Business Combination (as defined in the Prospectus), (v) 86,395,848 shares of Class A Common Stock originally issued to Season Smart Limited (“Season Smart”) and Founding Future Creditors Trust as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vi) 64,000,588 shares of Class A Common Stock underlying the shares of FFIE’s Class B common stock, par value $0.0001 per share originally issued to FF Top Holding LLC (“FF Top”) as consideration in connection with the Business Combination at a per share value of $10.00 per share, (vii) 21,263,758 Earnout Shares not currently beneficially owned that Season Smart, FF Top and certain FF executives have the contingent right to receive pursuant to the Merger Agreement, (viii) 150,322 shares of Class A Common Stock issued to certain FF executives in satisfaction of deferred compensation owed by FF to such FF executives prior to the closing of the Business Combination, (ix) 484,856 shares of Class A Common Stock issued to certain FF executives upon such FF executives’ exercise of options, and (x) the resale of 54,252 shares of Class A Common Stock issued to Chui Tin Mok upon closing of the Business Combination in satisfaction of his related party note payable. This prospectus also relates to the offer and sale from time to time by the Selling Securityholders of up to 276,131 warrants (the “Private Warrants”), all of which were included in the private units purchased by our predecessor’s sponsor and EarlyBirdCapital, Inc. in connection with the initial public offering of PSAC at a price of $10.00 per unit.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the Selling Securityholders of (i) up to an aggregate of 284,070,555 shares of Class A Common Stock which consists of (i) 276,131 shares of Class A Common Stock that are issuable upon the exercise of the Private Warrants, (ii) 23,375,988 shares of Class A Common Stock that are issuable upon the exercise of the 23,375,988 warrants (the “Public Warrants”) originally issued in the initial public offering of PSAC, (iii) 28,431,635 shares of Class A Common Stock issuable upon exercise of certain warrants issued in a private placement to certain institutional investors pursuant to a Second Amended and Restated Note Purchase Agreement, dated as of October 9, 2020 (as amended from time to time, the “NPA,” and such warrants, the “ATW NPA Warrants”), and (iv) 168,429,666 shares of Class A Common Stock issuable upon conversion of certain convertible notes and 63,557,135 shares of Class A Common Stock issuable upon exercise of certain warrants, in each case issued in a private placement to certain institutional investors pursuant to Securities Purchase Agreement, dated as of August 14, 2022, as amended on September 23, 2022 (the “SPA”), pursuant to the Joinder and Amendment Agreement to the SPA (the “Joinder”), dated as of September 25, 2022, pursuant to the Limited Consent and Third Amendment to the SPA (the “Third Amendment”), dated as of October 24, 2022, and pursuant to the Limited Consent and Amendment to the SPA (the “Fourth Amendment”), dated as of November 8, 2022 (such notes under the SPA and Joinder, the “SPA Notes”).

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and our Public Warrants are listed on The Nasdaq Stock Market (“Nasdaq”), under the symbols “FFIE” and “FFIEW.” On December 20, 2022, the closing price of our Class A Common Stock was $0.3585 per share and the closing price of our Public Warrants was $0.059 per Public Warrant.

See the section entitled “Risk Factors” beginning on page 13 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 15, 2022

Faraday Future Intelligent Electric Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39395	84-4720320
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18455 S. Figueroa Street Gardena, CA	90248
(Address of principal executive offices)	(Zip Code)

(424) 276-7616

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	FFIE	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	FFIEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 15, 2022, Lee Liu notified Faraday Future Intelligent Electric Inc. (the “Company”) of his resignation from the Company’s Board of Directors (the “Board”), effective as of December 18, 2022. Mr. Liu’s decision to resign was not the result of any disagreement between Mr. Liu and the Company.

On December 16, 2022, the Board, upon the recommendation of the Nominating and Corporate Governance Committee, appointed Jie Sheng to the Board, effective on December 18, 2022. On the same date, the Board also appointed Mr. Sheng as a member of the Nominating and Corporate Governance Committee and the Compensation Committee of the Board. Mr. Sheng is a designee of FF Top Holding LLC (“FF Top”) pursuant to the Shareholder Agreement entered into by the Company and FF Top, dated July 21, 2021.

Mr. Sheng, age 39, is currently the Head of Operations & Finance Director of FF Global Partners LLC, a position he has held since June 2022.  FF Global Partners LLC, through its subsidiary FF Top, is the Company’s largest stockholder. From October 2018 to June 2022, Mr. Sheng served as Deputy Managing Director of China Aviation Fuel (Europe) Limited, a wholly-owned subsidiary of China Aviation Oil (Singapore) Corporation (“CAO”), a Singapore Exchange-listed Company, which in turn is a majority-owned subsidiary of China National Aviation Fuel Group Corporation, a Fortune 500 company and the largest Chinese state-owned aviation fuel supplier which integrates the purchase, transportation, storage, quality management, sales and into-plane service of aviation fuel in China. From October 2008 to October 2018, Mr. Sheng served as Executive Director of Finance of North American Fuel Corporation, also a wholly-owned subsidiary of CAO, which conducts aviation fuel procurement, supplies jet fuel, and engages in general aviation endeavors in North America. Mr. Sheng received a master’s degree in accounting and financial economics from the University of Essex in 2008.

In connection with his appointment to the Board, Mr. Sheng is expected to enter into an indemnity agreement with the Company on the same terms as the indemnity agreements entered into by the directors and executive officers of the Company at the time of the Company’s July 2021 business combination with Property Solutions Acquisition Corp.

Item 7.01. Regulation FD Disclosure

A copy of the Company’s press release announcing Mr. Sheng’s appointment to the Board described in Item 5.02 is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

No.	Description of Exhibits
99.1	Press Release dated December 21, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Faraday Future Intelligent Electric Inc.

Date: December 21, 2022	By:	/s/ Yun Han
	Name:	Yun Han
	Title:	Interim Chief Financial Officer

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